UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2020

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

On October 8, 2020, Betterware de México, S.A.B. de C.V. (the “Company”) issued a press release announcing the redemption of all of its outstanding public warrants to purchase shares of the Company’s ordinary shares that were issued under the Warrant Agreement, dated October 11, 2018, as amended from time to time, by and between the Company (as successor of DD3 Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent, as part of the units sold in the Company’s assignor, DD3 Acquisition Corp., initial public offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 shall constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 8, 2020, “Betterware de México, S.A.B. de C.V. Announces Redemption of Public Warrants and Shareholders Meeting Resolutions.”
99.2	Notice of Redemption, dated October 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: October 8, 2020

3